DEUTSCHE INVESTMENT PORTFOLIOS-N-SAR ITEM #77H


As of August 31, 2003, the Japanese Equity Fund owned 100% of the Portfolio.

As of August 31, 2003, the Top 50 US Onshore owned 75% and the Top 50 US Offshore owned 25% of the Portfolio.